EXHIBIT 99.1

Norsk Hydro: Merger Prospectus Declared Effective

OSLO, Norway, May 29, 2007 (PRIME NEWSWIRE) -- Statoil's Registration Statement on Form F-4, which includes the prospectus relating to the planned merger of Hydro's petroleum activities with Statoil, was declared effective by the U.S. Securities and Exchange Commission (SEC) Friday 25 May at 17:00 EST (23:00 CET).

The prospectus will be sent to all U.S. shareholders of Hydro and Statoil along with the notices of extraordinary general meetings which will discuss the merger plan. All other shareholders will receive an international prospectus along with the notice of meeting, which is identical to the one sent to U.S. shareholders, with certain additions and exceptions pursuant to stock exchange and securities regulations in Norway. The prospectus is only available in English.

Both versions of the document may be downloaded from Hydro's website www.hydro.com.

 Norsk Hydro ASA
 Drammensveien 264
 N-0240 Oslo
 Norway
 Telephone: +47 22538100
 Fax: +47 22532725
 www.hydro.com

http://hugin.info/106/R/1129440/210547.pdf

http://hugin.info/106/R/1129440/210548.pdf

CONTACT: Norsk Hydro
         Investor contact
         Ada Christiane Rieker
           +47 22538483
           Cellular: +47 95182718
           Ada.Christiane.Rieker@hydro.com
         Stefan Solberg
           +47 22539280
           Cellular: +47 91727528
           Stefan.Solberg@hydro.com